UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-38917

CHINA INDEX HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press Release - China Index Holdings Enters into Definitive Agreement for Going-Private Transaction
Exhibit 99.2	Agreement and Plan of Merger, dated December 22, 2022, by and among China Index Holdings Limited, CIH Holdings Limited and CIH Merger Sub Holdings Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA INDEX HOLDINGS LIMITED

		By:	/s/ Yu Huang
		Name:	Yu Huang
		Title:	Chief Executive Officer and President

Date:	December 22, 2022

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